SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Centrais Elétricas Brasileiras S/A (“Eletrobras”), Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”) and Companhia de Eletricidade do Amapá (“CEA”)
Issuer Relationships	Eletronorte is a subsidiary of Eletrobras, controlled by the Federal Government; CEA is a company considered to be a related party to Eletrobras due to the indication of key personnel from the management of CEA by Eletrobras.
Date of the transaction	May 11, 2021
Object of the Agreement	Novation of CEA's Debt with Eletronorte with the purpose of assisting in the feasibility of the bidding process for the electric energy distribution concession associated with the transfer of control of the Distributor, as regulated by Law No. 12,783, of 01.11.2013, by Decree No. 9,192, dated 11.06.2017, and according to the conditions approved by Interministerial Ordinance No. 2, dated 03.08.2021, issued jointly by the Ministry of Mines and Energy and the Ministry of Economy.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Terms and Conditions

General Conditions of the Contract entered into:

Eletronorte and CEA

Contract Date: 05/11/2021 Term: 24 months

Total amount: BRL 306,182,316.88 (three hundred and six million, one hundred and eighty-two thousand, three hundred and sixteen reais and eighty-eight cents) - PMGTO

• Subcredit-A amount - BRL 220,883,436.37

• Subcredit-B amount - BRL 85,298,880.51

Sub-credit payment-A:

a) 1 installment in the amount of BRL 93,770,075.13 (ninety-three million, seven hundred and seventy thousand, seventy-five reais and thirteen cents);

b) 23 installments of BRL 5,526,667.88 (five million, five hundred and twenty-six thousand, six hundred and sixty-seven reais and eighty-eight cents) - (PMGTO/23)

PMGTO - sum of the amounts paid by CEA in relation to Eletronorte's debts before Novation between June 2021 and the date of the assumption of the new Controller reduced by the amount of defaulted installments of these debts before June 2021 that eventually remain open when the assumption of the new Controller.

Sub-credit payment-B:

a) 1 installment in the amount of BRL 36,211,327.44 (thirty-six million, two hundred and eleven thousand, three hundred and twenty-seven reais and forty-four cents);

b) 23 installments of BRL 2,134,241.44 (two million, one hundred and thirty-four thousand, two hundred and forty-one reais and forty-four cents).

Punctuality Discount:

• CEA, only in the case of punctual or advance payment of each of the installments of sub-credit-A, will be released from paying the installment of the same number of sub-credit, configuring automatic and free settlement of said installment of sub-credit-B.

Detailed justification of the reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment	In order to make the bidding process for the CEA distribution concession feasible, with the objective of mitigating eventual Settlement and consequently default of the instruments currently contracted, a study of the economic and financial balance of the transaction was carried out, through the Present Value of the receivables flows discounted an opportunity cost from Eletrobras. It was found that with the Novation of the Debt with the change of duration from 7.1 years to 2 years, adjustment of the Novation Cost and with an initial payment of 42.45%, it was possible to preserve the present value of the receivables flows, leaving the operation in commutativity.
Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.	There was no participation of CEA, nor of its partners or administrators in Eletronorte's decision-making process regarding the negotiation and execution of the terms of the Debt Renegotiation Agreement - ARD.

Rio de Janeiro, May 20, 2021.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.